Mail Stop 0510

      April 7, 2005

Via U.S. mail and facsimile

Robert Narem, Chief Executive Officer
Northern Growers, LLC
48416 144th Street  P.O. Box 356
Big Stone City, SD  57216

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 0-50711


Dear Mr. Narem:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Cover
2. Based upon our records, you filed a Form 8-A12G on April 28,
2004
and were assigned a 1934 Act file number of 0-50711.  Your Form
10-K
for the year ended December 31, 2004 does not include the correct file number. Please revise.

Item 3. Legal Proceedings, page 16
3. Your disclosure includes information relating to an inquiry by the
Environmental Protection Agency relating to certain emissions data.
Please expand your disclosure to include whether any amounts have been accrued relating to this inquiry, if so, state the line item in which this was recorded in your statements of operations and the period in which it was recorded. Please also include your conclusion and the related assumptions used to determine your conclusion based on the guidance in paragraphs 3 and 8-10 of SFAS 5 relating to this matter.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operation

Results of Operations, page 23
4. Please expand your disclosure to include a discussion comparing the results of operations for the years ended December 31, 2003 and
December 31, 2002.  Refer to the instructions for Item 303(a) of
Regulation S-X.

Liquidity and Capital Resources, page 25
5. You have disclosed on page 15 that you are currently conducting negotiations with Broin Management regarding a new management agreement. Please expand your liquidity discussion to include information regarding how this could affect your liquidity and future results of operations if an agreement is not reached before July 1,
2005.

6. Please expand your disclosure to discuss in more detail the limitations imposed on you by US Bank relating to your ability to make distributions.
7. Please revise your table of contractual payment obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 9A. Controls and Procedures, page 34
8. Disclosure controls and procedures are now defined in Exchange
Act
Rules 13a-15(e) and 15d-15(e), rather than Rule 13a-14(e). In addition, you should disclose whether there were any changes in your internal controls during the quarter. See Item 308 of Regulation S-
K.  Please revise your disclosure accordingly.

Financial Statements

Statements of Operations, page F-4
9. Your disclosure on page 25 states that Big Stone Plant inadvertently overcharged you for steam in 2003 and 2004, totaling approximately $1.5 million. You disclosed on page 22 that steam is a component of your cost of revenues. Based on the aforementioned, please tell us how you determined the $1.5 million should be recorded as other income (expenses) rather than a component of cost of revenues with appropriate footnote disclosure. If after reconsidering, you conclude that this should have been recorded as a component of cost of revenues, please file an amendment for this restatement.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9
10. You disclosed on page 4, the price you receive from the sale of ethanol is based on the price that Ethanol Products receives from their sale of ethanol to its customers, less a fee. Please expand you disclosure to discuss how this affects your timing and ability to recognize revenue, specifically, but not limited to, the criteria in
SAB 104 regarding the seller`s price to the buyer is fixed or determinable. Refer to SAB 104.



Shipping Costs, page F-9
11. You have disclosed that freight charges you incur are included in cost of revenues. Please expand your disclosure to include the other types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

Property and Equipment, page F-11
12. The categories you have shown have very broad useful lives.
Please separately discuss the types of assets that fall in each part of the range.

Note 6 - Commitments, Contingencies and Agreements, page F-15
13. You disclosed revenues and expenses related to agreements with related parties for the years ended December 31, 2004 and 2003. Please expand your disclosure to include the cost of revenues relating to the corn provided to you by your members for the periods mentioned above.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. Robert Narem
April 7, 2005
Page 1 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE